FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______      Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

New Found Hits Significant Gold Mineralization in 27 of 33 Holes Drilled in Inaugural Drill Program at Queensway South Including 19.0 G/T AU Over 3.15M

VANCOUVER, Britsh Columbia--(BUSINESS WIRE)--May 25, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from its inaugural 7,250m, 33 diamond drill hole program at Queensway South (“QWS”) that commenced in August 2022 and was designed to test early-stage exploration targets along an 18.5km long stretch of the Appleton Fault Zone (“AFZ”) approximately 50km south of the Keats Zone (Figure 2). Queensway South is a contiguous portion of New Found’s 100%-owned Queensway project and covers roughly 65km of strike extension on the regional Appleton and JBP Fault Zones across 1320km2 of the Queensway project’s total area of 1,662km2. QWS is easily accessed via the Trans-Canada Highway and a network of forestry roads.

Highlights:

  27 of 33 drill holes hit significant gold mineralization while 10 drill holes contained visible gold across four target areas (Figures 1 and 3), as summarized in Table 2. Several new discoveries were made along an 18.5km corridor that was prioritized due to the amount of gold found in the surficial environment; specific targets tested occur on both sides of the AFZ and exhibit a combination of favourable characteristics including elevated Au-in-grab, till and soil samples.
  At Pauls Pond, an area covering a high concentration of gold anomalies on both sides of the AFZ, seventeen drillholes were completed leading to three new discoveries: “Astronaut”, “Nova” and “Nebula” as well as the expansion of the historic “Goose” zone (Figures 3 and 4).
  Astronaut and Nova are parallel structures located west of the AFZ that have been traced over 1,600m and 250m of strike length, respectively. At Astronaut and Nova, eight out of nine holes drilled contained visible gold, including highlight interval of 19.0 g/t Au over 3.15m in NFGC-QS-22-20. The Company believes these two zones connect through to the Goose zone, which, if confirmed, would expand this mineralized corridor to 2.5km in strike length.
  Nebula, the third discovery in the Pauls Pond area, is located on the east side of the AFZ and drill testing of a prominent Au-in-soil anomaly with two holes identified significant mineralization that is associated with a near-surface shear zone that returned an initial highlight result of 4.92 g/t Au over 3.05m in NFGC-QS-22-25 (Figure 4).
  On the east side of the AFZ drill testing of two trenched Au-in soil and till anomalies led to two new discoveries, “Devils Pond” and “Devils Pond South”. These zones are located 12km apart and all drillholes at both targets intersected broad domains of highly anomalous gold including highlight intervals of 0.47 g/t Au over 8.00m and 0.37 g/t Au over 28.00m in NFGC-QS-22-15 at Devils Pond and 1.01 g/t Au over 8.80m in NFGC-QS-22-30 at Devils Pond South (Figure 3).

Greg Matheson, COO of New Found, stated: “Results from our inaugural drill program at Queensway South exceeded our expectations. The majority of target areas tested led to new discoveries – discoveries generated by New Found applying prospecting, soil and till sampling, mapping, trenching and interpretation of geophysics across the vast claim blocks of QWS. With only a handful of targets tested, the success of this small program demonstrates the potential of this region and supports our thesis that the Queensway Project is a district-scale host to gold mineralization. There is a lot of work to be done in advancing these new discoveries and continuing to test new targets generated along the AFZ’s 65km+ of largely unexplored strike that falls on the QWS Project. The 2023 summer regional exploration program will consist of a follow-up drill program of approximately 10,000m along with boots-on-the-ground field work to continue to identify new targets and expand on these new discoveries.”

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-QS-22-18	183.00	190.10	7.10	2.13	Astronaut
Including*	186.00	189.70	3.70	3.85
NFGC-QS-22-19	197.00	207.00	10.00	1.03	Astronaut
Including*	199.90	201.95	2.05	4.29
Including^	199.90	200.55	0.65	11.47
NFGC-QS-22-20	227.45	232.30	4.85	12.35	Astronaut
Including*	227.45	230.60	3.15	18.95
Including^	229.10	229.85	0.75	72.60
NFGC-QS-22-21	37.00	52.20	15.20	0.81	Nova
Including*	37.00	46.50	9.50	1.09
NFGC-QS-22-22	206.15	209.70	3.55	5.17	Astronaut
Including*	207.30	209.30	2.00	8.88
Including^	208.30	209.30	1.00	14.69
NFGC-QS-22-25*	18.55	22.85	4.30	3.70	Nebula
Including	18.55	21.60	3.05	4.92
Including	22.25	22.85	0.60	1.29
NFGC-QS-22-30	70.00	78.80	8.80	1.01	Devils Pond South
Including*	72.00	78.80	6.80	1.17

Table 1: QWS Drilling Highlights

At Queensway South, host structures are interpreted to be steeply dipping and true widths are unknown at this time. Additional drilling is required to assess the true width of intersected vein structures. Composite intervals reported carry a minimum weighted average of 0.25 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 1 g/t Au.

*Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. ^Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Additional Details:

Astronaut and Nova

  Mineralization is constrained to dioritic-gabbroic dykes that have intruded a package of siltstone immediately west of the AFZ and mineralization is characterized by quartz veins often containing tourmaline, arsenopyrite, chalcopyrite, pyrrhotite and pyrite, a similar mineralization style as seen at the Valentine Lake deposit located 150km to the west (Figure 1).

Nebula

  Associated with a substantial Au-in-soil anomaly, this target is characterized by a shear zone located immediately east of the inferred projection of the AFZ containing quartz veins with tourmaline and arsenopyrite hosted by siltstone interbedded with greywacke, the same host Davidsville Group stratigraphy to the Queensway North (“QWN”) discoveries such as Keats, Keats West, Iceberg, Golden Joint and Lotto.

Devils Pond

  Identified using soils and is defined by a +1 g/t Au-in-soil anomaly. Subsequent trenching revealed a shear zone with quartz veining and strong arsenopyrite mineralization hosted by a greywacke located in a similar stratigraphic position to Devils Pond South and several of the QWN AFZ discoveries.

Devils Pond South

  An Au-in-till anomaly that was subsequently trenched to reveal high concentrations of arsenopyrite mineralization in a greywacke located in a similar stratigraphic position to several of the discoveries made along the QWN segment of the AFZ and at Devils Pond.

Eastern Pond

  The Eastern Pond target is defined by high-grade Au-in-grab samples, largely float, and Au-in-tills which was subsequently trenched revealing Au-anomalous quartz veins hosted in an interbedded black siltstone domain. One follow-up hole was completed and intersected one visible gold occurrence and anomalous gold. Additional work is scheduled for this region and the target is locally analogous to the gold discoveries made along the west side of the AFZ at QWN such as Keats West.

Aztec

  Aztec is an epithermal target and is defined by a large area of sinter and is associated with a significant fault zone and hydrothermal breccia containing gold that is exposed in a trench and historical drill core. Drilling was designed to test below the sinter and down-dip within the fault-zone and breccia domain. One hole was completed at Aztec and successfully intersected the main fault zone but returned weekly anomalous gold values. South of the Aztec epithermal target, seven drill holes were completed targeting an outcrop exposure containing high-grade gold-bearing quartz veins. Similar to the Astronaut, Nova and Goose zones, gold mineralization was constrained to gabbro dykes that had intruded the local siltstone unit. Anomalous gold was intersected and included one occurrence of visible gold.

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-QS-22-01	26.50	30.10	3.60	0.88	Goose
Including	26.50	27.30	0.80	1.75
Including	28.55	29.70	1.15	1.16
NFGC-QS-22-02	No significant assays				Goose
NFGC-QS-22-03	40.40	43.00	2.60	0.34	Goose
Including	41.25	42.00	0.75	1.06
And	49.00	53.40	4.40	0.59
Including	51.60	52.40	0.80	2.09
And	78.00	80.00	2.00	0.31
NFGC-QS-22-04	50.75	53.35	2.60	0.38	Aztec
And	58.00	60.00	2.00	0.61
Including	59.00	60.00	1.00	1.12
NFGC-QS-22-05	82.00	84.00	2.00	0.67	Aztec
Including	82.00	83.00	1.00	1.30
And*	85.90	88.05	2.15	1.44
Including	87.05	87.60	0.55	5.47
NFGC-QS-22-06	31.40	33.60	2.20	0.26	Aztec
NFGC-QS-22-07	No significant assays				Aztec
NFGC-QS-22-08	No significant assays				Aztec
NFGC-QS-22-09	No significant assays				Aztec
NFGC-QS-22-10	113.70	120.70	7.00	0.55	Astronaut
Including	113.70	114.10	0.40	2.07
Including	115.65	116.30	0.65	2.08
And	221.30	223.70	2.40	0.33
Including	222.15	222.50	0.35	1.83
And	340.00	342.40	2.40	0.72	Pauls Pond
NFGC-QS-22-11	96.75	101.40	4.65	0.39	Pauls Pond
And	131.00	133.20	2.20	0.27
And	211.00	213.00	2.00	0.29
NFGC-QS-22-12	67.00	69.35	2.35	0.28	Astronaut
And*	114.00	116.00	2.00	1.62
Including	115.55	116.00	0.45	4.82
And*	122.15	125.00	2.85	1.05
Including	122.15	122.45	0.30	9.90
And	231.60	234.00	2.40	0.48	Pauls Pond
Including	231.60	232.20	0.60	1.89
And*	408.00	410.00	2.00	1.44
Including	408.00	409.00	1.00	2.88
NFGC-QS-22-13	29.00	39.00	10.00	0.25	Devils Pond
And	50.00	52.00	2.00	0.70
Including	50.65	51.55	0.90	1.43
NFGC-QS-22-14	14.95	17.00	2.05	0.35	Devils Pond
And	32.00	34.00	2.00	0.54
NFGC-QS-22-15	15.00	17.00	2.00	0.41	Devils Pond
And	33.00	41.00	8.00	0.47
Including	39.00	39.60	0.60	1.39
And	46.00	74.00	28.00	0.37
Including	70.00	70.80	0.80	1.16
NFGC-QS-22-16	18.00	20.00	2.00	0.51	Devils Pond
And	41.85	44.00	2.15	0.42
Including	41.85	42.25	0.40	2.24
NFGC-QS-22-17	61.80	67.55	5.75	0.40	Astronaut
And*	93.30	95.40	2.10	1.13
Including	95.00	95.40	0.40	4.70
NFGC-QS-22-18	24.90	27.35	2.45	0.84	Nova
Including	26.85	27.35	0.50	3.29
And	46.60	48.75	2.15	0.75
Including	48.40	48.75	0.35	3.71
And	98.00	100.00	2.00	0.38
And*	115.00	117.35	2.35	1.25
Including	116.90	117.35	0.45	6.34
And	153.00	155.00	2.00	0.98	Astronaut
Including	154.15	155.00	0.85	2.26
And	183.00	190.10	7.10	2.13
Including*	186.00	189.70	3.70	3.85
And	213.25	219.60	6.35	0.33
Including	213.25	213.75	0.50	1.55
Including	215.40	215.80	0.40	1.57
And	262.15	269.00	6.85	0.47	Pauls Pond
Including	264.40	265.15	0.75	1.16
Including	268.35	269.00	0.65	1.20
And	275.40	281.25	5.85	0.65
Including	277.90	278.45	0.55	1.30
Including	279.05	279.60	0.55	1.58
And	288.00	294.50	6.50	0.36
Including	293.10	293.60	0.50	1.16
And	324.00	326.00	2.00	0.51
NFGC-QS-22-19	23.00	25.10	2.10	0.43	Nova
Including	23.65	24.10	0.45	1.25
And	32.70	37.20	4.50	1.87
Including*	32.70	35.00	2.30	3.38
And	197.00	207.00	10.00	1.03	Astronaut
Including*	199.90	201.95	2.05	4.29
Including^	199.90	200.55	0.65	11.47
And	230.85	233.10	2.25	0.62
Including	231.40	231.90	0.50	1.51
Including	232.30	232.75	0.45	1.34
NFGC-QS-22-20	68.00	70.00	2.00	0.31	Nova
And*	127.00	129.00	2.00	1.41
Including	128.00	129.00	1.00	2.65
And	183.00	185.00	2.00	0.28
And	227.45	232.30	4.85	12.35	Astronaut
Including*	227.45	230.60	3.15	18.95
Including^	229.10	229.85	0.75	72.60
And	243.00	245.00	2.00	0.39
And	328.95	341.00	12.05	0.35	Pauls Pond
Including	336.90	337.30	0.40	1.45
Including	340.00	341.00	1.00	1.61
And	347.00	352.00	5.00	0.34
And	358.00	372.95	14.95	0.26
Including	367.00	367.75	0.75	2.37
NFGC-QS-22-21	30.50	33.00	2.50	0.34	Nova
Including	32.35	32.65	0.30	1.36
And	37.00	52.20	15.20	0.81
Including*	37.00	46.50	9.50	1.09
Including	51.75	52.20	0.45	1.12
And	201.75	204.00	2.25	0.25	Astronaut
And*	231.70	233.70	2.00	1.57
Including	232.45	232.80	0.35	8.44
And	237.85	239.85	2.00	0.38
NFGC-QS-22-22	72.00	76.00	4.00	0.34	Nova
And	206.15	209.70	3.55	5.17	Astronaut
Including*	207.30	209.30	2.00	8.88
Including^	208.30	209.30	1.00	14.69
NFGC-QS-22-23	91.00	93.45	2.45	0.51	Nova
Including	91.00	92.00	1.00	1.17
And	221.70	234.00	12.30	0.29	Astronaut
Including	221.70	222.05	0.35	1.93
NFGC-QS-22-24*	8.35	10.80	2.45	1.14	Nebula
Including	8.35	9.00	0.65	3.71
And	167.00	173.20	6.20	0.25	Pauls Pond
Including	170.00	170.40	0.40	1.11
NFGC-QS-22-25*	18.55	22.85	4.30	3.70	Nebula
Including	18.55	21.60	3.05	4.92
Including	22.25	22.85	0.60	1.29
NFGC-QS-22-26	77.00	79.30	2.30	0.55	Goose
Including	78.00	78.65	0.65	1.88
NFGC-QS-22-27	73.95	84.30	10.35	0.67	Goose
Including*	77.30	79.40	2.10	1.23
Including*	81.65	84.30	2.65	1.32
NFGC-QS-22-28	93.60	97.05	3.45	0.26	Eastern Pond
And	117.90	119.95	2.05	0.42
And	150.15	152.55	2.40	0.34
Including	150.70	151.20	0.50	1.34
NFGC-QS-22-29	11.60	14.30	2.70	0.46	Devils Pond South
And	50.00	52.00	2.00	0.52
Including	51.00	51.60	0.60	1.17
And	80.00	83.00	3.00	0.55
NFGC-QS-22-30	70.00	78.80	8.80	1.01	Devils Pond South
Including*	72.00	78.80	6.80	1.17
NFGC-QS-22-31	32.55	36.30	3.75	0.31	Devils Pond South
Including	36.00	36.30	0.30	1.27
And	45.00	51.00	6.00	0.39
Including	45.00	45.65	0.65	1.06
NFGC-QS-22-32	No significant assays				Aztec
NFGC-QS-22-33	No significant assays				Aztec

Table 2: Summary of composite results reported in this press release for QWS

At Queensway South, host structures are interpreted to be steeply dipping and true widths are unknown at this time. Additional drilling is required to assess the true width of intersected vein structures. Composite intervals reported carry a minimum weighted average of 0.25 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 1 g/t Au.

*Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. ^Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-QS-22-01	145	-45	80.5	635812	5390209	Goose
NFGC-QS-22-02	145	-45	221	635756	5390291	Goose
NFGC-QS-22-03	145	-45	143	635785	5390251	Goose
NFGC-QS-22-04	148	-46	146	630429	5387428	Aztec
NFGC-QS-22-05	148	-45	167	630400	5387474	Aztec
NFGC-QS-22-06	148	-45	111	630456	5387388	Aztec
NFGC-QS-22-07	148	-45	118	630500	5387418	Aztec
NFGC-QS-22-08	64	-45	131	630443	5387363	Aztec
NFGC-QS-22-09	139	-71	83.1	630443	5387366	Aztec
NFGC-QS-22-10	125	-45	398	637130	5391946	Pauls Pond
NFGC-QS-22-11	125	-45	371	637499	5392161	Pauls Pond
NFGC-QS-22-12	125	-50	410	637130	5391946	Pauls Pond
NFGC-QS-22-13	125	-45	218	640900	5395936	Devils Pond
NFGC-QS-22-14	125	-60	119	640900	5395936	Devils Pond
NFGC-QS-22-15	90	-45	110	640901	5395935	Devils Pond
NFGC-QS-22-16	160	-45	104	640900	5395935	Devils Pond
NFGC-QS-22-17	125	-45	173	637431	5392244	Pauls Pond
NFGC-QS-22-18	125	-45	335	636772	5391456	Pauls Pond
NFGC-QS-22-19	125	-45	290	636528	5391234	Pauls Pond
NFGC-QS-22-20	125	-45	383	636731	5391485	Pauls Pond
NFGC-QS-22-21	125	-45	275	636434	5391138	Pauls Pond
NFGC-QS-22-22	125	-45	272	636333	5391070	Pauls Pond
NFGC-QS-22-23	125	-45	266	636392	5391165	Pauls Pond
NFGC-QS-22-24	135	-45	230	638252	5392269	Pauls Pond
NFGC-QS-22-25	135	-45	218	638312	5392358	Pauls Pond
NFGC-QS-22-26	145	-45	152	635948	5390366	Goose
NFGC-QS-22-27	145	-45	146	635703	5390193	Goose
NFGC-QS-22-28	140	-45	407	631023	5383678	Eastern Pond
NFGC-QS-22-29	115	-45	110	634050	5385029	Devils Pond South
NFGC-QS-22-30	115	-45	101	634043	5385020	Devils Pond South
NFGC-QS-22-31	115	-45	227	633990	5384996	Devils Pond South
NFGC-QS-22-32	135	-45	401	630549	5389330	Aztec
NFGC-QS-22-33	170	-45	338	632746	5390259	N/A

Table 3: Details of drill holes reported in this press release

Queensway 500,000m Drill Program Update

The Company is currently undertaking a 500,000m drill program at Queensway and approximately 64,000m of core is currently pending assay results.

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found submits samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. Accreditation of the photon assay method at the MSA Val D’Or laboratory is in progress.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 5% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated May 25, 2023, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $60 million as of May 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits and potential of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: May 25, 2023	By:	/s/ Collin Kettell
Chief Executive Officer